Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2017

Tel-Aviv, Israel, June 21, 2017 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the three month period ended March 31, 2017.

Financial Highlights

•
Revenues were approximately $2.7 million (approximately €2.5 million) for the three months ended March 31, 2017, compared to approximately $2.5 million (approximately €2.3 million) for the three months ended March 31, 2016. The increase in revenues is mainly due to higher levels of radiation and relatively higher electricity spot prices in Italy as a result of the replacement of the electricity broker.

•
Operating expenses were approximately $0.5 million (approximately €0.5 million) for the three months ended March 31, 2017, compared to approximately $0.6 million (approximately €0.5 million) for the three months ended March 31, 2016. The decrease in operating expenses is mainly attributable to the reduction of municipal taxes in Italy as a result of legislation adopted during the second quarter of 2016. Depreciation expenses were approximately $1.2 million (approximately €1.1 million) for the three month periods ended March 31, 2017 and 2016.

•
General and administrative expenses were approximately $1.4 million for the three months ended March 31, 2017, compared to approximately $1.1 million for the three months ended March 31, 2016. During the first quarter of 2017 the Company invested approximately $0.6 million in the Pumped Storage Project in the Manara Cliff in Israel, compared to an expenditure of approximately $0.4 million in the first quarter of 2016, which is recorded in the general and administrative expenses. The increase in general and administrative expenses was primarily related to these expenses, in addition to increased consulting expenses in connection with the development of Waste to Energy projects in the Netherlands.

•	Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately $0.8 million for the three month periods ended March 31, 2017 and 2016.

•
Financing expenses, net were approximately $2.1 million for the three months ended March 31, 2017, compared to approximately $2.7 million for the three months ended March 31, 2016. The change in financing expenses was mainly due to approximately $1.7 million expenses in connection with derivatives, partially offset by the change resulting from exchange rate differences in the amount of approximately $1.2 million.

•	Taxes on income were approximately $0.1 million for the three months ended March 31, 2017, compared to tax benefit of approximately $0.1 million for the three months ended March 31, 2016.

•	Net loss was approximately $1.8 million for the three months ended March 31, 2017, compared to net loss of approximately $2.1 million for the three months ended March 31, 2016.

•
Total other comprehensive income was approximately $2 million for the three months ended March 31, 2017, compared to approximately $3.3 million for the three months ended March 31, 2016. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such income is a result of the revaluation in the Euro against the U.S. Dollar of approximately 2% for the three months ended March 31, 2017, compared to approximately 5% for the three months ended March 31, 2016.

•
Total comprehensive income was approximately $0.2 million for the three months ended March 31, 2017, compared to total comprehensive income of approximately $1.2 million for the three months ended March 31, 2016.

•	EBITDA was approximately $1.6 million for the three months ended March 31, 2017, compared to approximately $1.7 million for the three months ended March 31, 2016.

•
Net cash provided by operating activities was approximately $1.6 million for the three months ended March 31, 2017, compared to approximately $0.03 million for the three months ended March 31, 2016. The increase in net cash from operating activities is mainly attributable to higher collection of revenues during the three months ended March 31, 2017, as October 2016 revenues from electricity produced in Italy were collected in January 2017 while October 2015 revenues were collected in December 2015.

•
On March 14, 2017, the Company issued Series B Nonconvertible Debentures due June 30, 2024 in a public offering in Israel in the aggregate principal amount of NIS 123,232,000 (approximately $33.7 million based on the U.S. Dollar/NIS exchange rate at that time). The Series B Debentures bear fixed interest at the rate of 3.44% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were NIS 123,232,000 and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions (partially paid in 2016), were approximately NIS 121.4 million (approximately $33.6 million).

•
In June 2017, the financial closing of the project to construct an anaerobic digestion plan in Oude Tonge, The Netherlands (the “Oude Tonge Project”), occurred, whereby Coöperatieve Rabobank U.A. agreed to provide the following financing tranches: (i) two loans with principal amounts of Euro 3.15 million and Euro 1.7  million, each with a fixed annual interest rate of 3.1% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project's facility to the grid and (ii) an on-call credit facility of Euro 100,000 with variable interest. The Oude Tonge Project executed an engineering, procurement and construction agreement with an affiliate of the entity that holds the remaining 49% of the project company (Ludan Energy Overseas B.V. (“Ludan”)) and is expected to enter into an operation and maintenance agreement with an affiliate of Ludan, both based on terms already agreed to by us and Ludan. It is estimated that the duration of the construction of the Oude Tonge Project shall be approximately one year and the expected overall capital expenditure in connection with the Oude Tonge Project are approximately Euro 8.5 million (approximately $9.3 million).

•
In May 2017, the Israeli High Court dismissed the petition filed by Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”) in March 2017 against the Israeli Minister of National Infrastructures, Energy and Water Resources, the Israeli Electricity Authority and the owner of the Kochav Hayarden pumped storage project (“KH”). In June 2017, the Court accepted an application filed by KH requesting that the Court maintain the NIS 2 million guarantee that was provided by Ellomay PS, due to costs and alleged damages caused to KH and the costs caused of the governmental authorities and ruled that the guarantee will be maintained by the Court for a period of three months pending a filing of a claim for damages by KH. According to the ruling, in case a claim will not filed by KH within the said three months, the guarantee will be returned to Ellomay PS. The dismissal of the petition does not change the Company’s intention to continue promoting the Manara Project and the Company is examining various methods of action in that respect.

•
As of June 1, 2017, the Company held approximately $42 million in cash and cash equivalents, approximately $8 in marketable securities and approximately $2.1 million in short-term and long-term restricted cash.

Ran Fridrich, CEO and a board member of Ellomay commented: “The quarterly results reflect an increase of approximately 40% in gross profit. The increase in general and administrative expenses is due to costs associated with an increase in the number of projects under advanced development (Talasol – 300MW PV project in Spain, Oude Tonge Waste to Energy project in the Netherlands, Manara pumped Storage project)Financing expenses decreased and include significant exchange rate differentials, in the amount of $1.4, which do not constitute a cash flow expense. Cash flow from operating activities for the quarter was strong, at $1.6 million. The Company continues to develop future projects in Israel and abroad, while increasing its portfolio of yielding assets, which are expected to increase the Company's revenues and profits.”

Information for the Company’s Series A and Series B Debenture Holders

As of March 31, 2017, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately $11.7 million (consisting of approximately $26.4 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $71.1 million in connection with the Series A Debentures issuances (in January and September 2014) and the Series B Debentures issuance (in March 2017), net of approximately $62 million of cash and cash equivalents and marketable securities and net of approximately $23.8 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

	March 31,	December 31,
	2017	2016
	Unaudited	Audited
	US$ in thousands
Assets
Current assets
Cash and cash equivalents	58,897	23,650
Marketable securities	3,082	1,023
Restricted cash	16	16
Trade and other receivables	9,444	9,952
	71,439	34,641
Non-current assets
Investment in equity accounted investee	33,016	30,788
Advances on account of investments	944	905
Financial assets	1,413	1,330
Fixed assets	78,609	77,066
Restricted cash and deposits	1,922	5,399
Deferred tax	2,670	2,614
Long term receivables	3,491	3,431
	122,065	121,533

Total assets	193,504	156,174

Liabilities and Equity
Current liabilities
Current maturities of long term loans	1,181	1,150
Debentures	5,380	4,989
Trade payables	2,058	1,684
Other payables	3,769	3,279
	12,388	11,102
Non-current liabilities
Finance lease obligations	4,210	4,228
Long-term loans	20,277	17,837
Debentures	65,720	30,548
Deferred tax	1,008	925
Other long-term liabilities	911	2,764
	92,126	56,302
Total liabilities	104,514	67,404

Equity
Share capital	26,597	26,597
Share premium	77,727	77,727
Treasury shares	(1,999)	(1,985)
Reserves	(14,998)	(17,024)
Retained earnings	2,583	4,191
Total equity attributed to shareholders of the Company	89,910	89,506
Non-Controlling Interest	(920)	(736)

Total equity	88,990	88,770
Total liabilities and equity	193,504	156,174

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the three	For the three	For the
	months ended	months ended	year ended
	March 31,	March 31,	December 31,
	2017	2016	2016
	Unaudited	Unaudited	Audited
	US$ thousands (except per share amounts)
Revenues	2,688	2,546	12,872
Operating expenses	(537)	(608)	(2,305)
Depreciation expenses	(1,169)	(1,221)	(4,884)
Gross profit	982	717	5,683

General and administrative expenses	*(1,361)	*(1,084)	(4,679)
Share of profits of equity accounted investee	835	845	1,505
Other income, net	5	44	99
Operating Profit	461	522	2,608

Financing income	93	54	290
Financing income (expenses) in connection with derivatives, net	(5)	(1,743)	704
Financing expenses	(2,216)	(993)	(4,050)
Financing expenses, net	(2,128)	(2,682)	(3,056)

Loss before taxes on income	(1,667)	(2,160)	(448)

Tax benefit (taxes on income)	125	53	(625)

Net loss for the period	(1,792)	(2,107)	(1,073)

Loss attributable to:
Owners of the Company	(1,608)	(1,988)	(605)
Non-controlling interests	(184)	(119)	(468)

Net loss for the period	(1,792)	(2,107)	(1,073)

Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	(1,111)	(671)	(267)
Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	3,137	3,971	(1,542)

Total other comprehensive income (loss)	2,026	3,300	(1,809)

Total comprehensive income (loss)	234	1,193	(2,882)

Basic net loss per share	(0.15)	(0.19)	(0.06)
Diluted net loss per share	(0.15)	(0.19)	(0.06)

* Expenses in the amount of approximately $0.6 million in connection with “Manara PSP” were recorded in the general and administrative expenses for the three months ended March 31, 2017, compared to approximately $0.4 million for the three months ended March 31, 2016.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Retained	Treasury	foreign	translation
	capital	premium	earnings	shares	operations	reserve	Total
	Unaudited
	US$ in thousands
For the three months ended
March 31, 2017

Balance as at
January 1, 2017	26,597	77,727	4,191	(1,985)	547	(17,571)	89,506	(736)	88,770
Loss for the period	-	-	(1,608)	-	-	-	(1,608)	(184)	(1,792)
Other comprehensive income	-	-	-	-	(1,111)	3,137	2,026	-	2,026
Total comprehensive income	-	-	(1,608)	-	(1,111)	3,137	418	(184)	234
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)
Balance as at
March 31, 2017	26,597	77,727	2,583	(1,999)	(564)	(14,434)	89,910	(920)	88,990

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Retained	Treasury	foreign	translation
	capital	premium	earnings	shares	operations	reserve	Total
	Unaudited
	US$ in thousands
For the three months ended
March 31, 2016

Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the period	-	-	(1,988)	-	-	-	(1,988)	(119)	(2,107)
Other comprehensive income	-	-	-	-	(671)	3,971	3,300	-	3,300
Total comprehensive income	-	-	(1,988)	-	(671)	3,971	1,312	(119)	1,193
Own shares acquired	-	-	-	(8)	-	-	(8)	-	(8)
Dividend distribution	-	-	(2,403)	-	-	-	(2,403)	-	(2,403)
Balance as at
March 31, 2016	26,597	77,723	2,809	(1,980)	143	(12,058)	93,234	(387)	92,847

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
			Retained		reserve	Presentation
			earnings		from	currency
	Share	Share	(accumulated	Treasury	foreign	translation
	capital	premium	Deficit)	shares	operations	reserve	Total
	Audited
	US$ in thousands
For the year ended
December 31, 2016

Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the year	-	-	(605)	-	-	-	(605)	(468)	(1,073)
Other comprehensive loss	-	-	-	-	(267)	(1,542)	(1,809)	-	(1,809)
Total comprehensive income	-	-	(605)	-	(267)	(1,542)	(2,414)	(468)	(2,882)
Transactions with owners of the Company, recognized directly in equity:
Dividends to owners	-	-	(2,404)	-	-	-	(2,404)	-	(2,404)
Own shares acquired	-	-	-	(13)	-	-	(13)	-	(13)
Share-based payments	-	4	-	-	-	-	4	-	4
Balance as at
December 31, 2016	26,597	77,727	4,191	(1,985)	547	(17,571)	89,506	(736)	88,770

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	For the three months ended March 31, 2017	For the three months ended March 31, 2016	For the year ended December 31, 2016
	Unaudited	Unaudited	Audited
	US$ in thousands
Cash flows from operating activities
Income (loss) for the period	(1,792)	(2,107)	(1,073)
Adjustments for:
Financing expenses, net	2,128	2,682	3,056
Depreciation	1,169	1,221	4,884
Share-based payment transactions	-	-	4
Share of profits of equity accounted investees	(835)	(845)	(1,505)
Payment of interest on loan from an equity accounted investee	-	-	5,134
Change in trade receivables and other receivables	(34)	51	(1,798)
Change in other assets	(75)	(549)	(805)
Change in accrued severance pay, net	1	-	(18)
Change in trade payables	349	265	850
Change in other payables	664	(463)	1,955
Income tax expense (tax benefit)	125	(53)	625
Income taxes paid	-	-	(54)
Interest received	93	37	251
Interest paid	(160)	(207)	(3,300)
Net cash provided by operating activities	1,633	32	8,206

Cash flows from investing activities
Acquisition of fixed assets	(1,458)	-	(5,388)
Investment in equity accounted investee	-	(36)	(803)
Settlement of SWAP contract	(2,180)	-	-
Advances on account of investments	(39)	-	(905)
Repayment of loan from an equity accounted investee	-	-	2,638
Decrease (increase) in restricted cash, net	3,501	-	(31)
Acquisition of marketable securities	(2,085)	-	(1,022)
Proceeds from marketable securities	-	-	6,511
Net cash provided by (used in) investing activities	(2,261)	(36)	1,000

Cash flows from financing activities
Dividends paid		-	(2,404)
Repayment of long-term loans and finance lease obligations	(88)	(88)	(1,169)
Repayment of Debentures	-	-	(5,210)
Proceeds from long-term loans	2,081	-	6,001
Repurchase of own shares	(14)	(8)	(13)
Proceeds from issuance of debentures, net	33,707	-	-
Net cash provided by (used in) financing activities	35,686	(96)	(2,795)

Effect of exchange rate fluctuations on cash and cash equivalents	189	809	(1,478)
Increase in cash and cash equivalents	35,247	709	4,933
Cash and cash equivalents at the beginning of the period	23,650	18,717	18,717
Cash and cash equivalents at the end of the period	58,897	19,426	23,650

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Net Loss to EBITDA

	For the three months ended March 31, 2017	For the three months ended March 31, 2016	For the year ended December 31, 2016
	Unaudited
	US$ in thousands

Net loss for the period	(1,792)	(2,107)	(1,073)
Financing expenses, net	2,128	2,682	3,056
Taxes on income (tax benefit)	125	(53)	625
Depreciation and amortization	1,169	1,221	4,884
EBITDA	1,630	1,743	7,492